Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Reverse Split of its TVIX ETNs and the Acceleration for Early Redemption of its LPAL, IPAL, LCPR and SCPR ETNs

New York, December 14, 2012 Credit Suisse AG announced today that it will implement a 1-for-10 reverse split of its VelocityShares™ Daily 2x VIX Short Term ETNs due December 4, 2030 (“TVIX”) effective December 21, 2012.

The reverse split will affect the trading denominations of TVIX, but it will not have any effect on the principal amount of the underlying notes, except in the cases of “partial ETNs.” On December 14, 2012, the closing indicative value of TVIX was $0.88.

The closing indicative value of TVIX on December 20, 2012 will be multiplied by ten to determine the reverse-split adjusted closing indicative value of TVIX. The reverse split of TVIX will be effective at the open of trading on December 21, 2012 and TVIX will begin trading on the NYSE Arca on a reverse-split adjusted basis on such date. Following the reverse split, TVIX will have a new CUSIP but will retain the same ticker symbol.

Holders of record of a number of units of TVIX that is not evenly divisible by ten on December 26, 2012 will receive one reverse-split adjusted ETN for every ten units of TVIX and a cash payment for any odd number of TVIX units remaining (the “partials”). The cash amount due on any partials will be determined on January 2, 2013, based on the closing indicative value of TVIX on such date and will be paid by Credit Suisse AG on January 3, 2013.

Credit Suisse AG also announced today that it will redeem four ETNs. Credit Suisse AG will accelerate for early redemption its VelocitySharesTM 2x Long Palladium ETNs (“LPAL”), 2x Inverse Palladium ETNs (“IPAL”), 2x Long Copper ETNs (“LCPR”) and 2x Inverse Copper ETNs (“SCPR”), in each case on December 31, 2012.

Credit Suisse AG expects to deliver notice via The Depository Trust Company of the acceleration for early redemption of LPAL, IPAL, LCPR and SCPR no later than December 17, 2012. Investors will receive a cash payment per ETN equal to the arithmetic average of the closing indicative values of such ETNs during their respective accelerated valuation periods. The accelerated valuation periods in each case will be a period of five consecutive index business days, which is expected to be from December 19, 2012 to December 26, 2012. The acceleration date for each ETN is expected to be three business days after the last day of the respective valuation period, December 31, 2012.

None of the other ETNs offered by Credit Suisse AG are affected by these announcements.

Reverse Split	Ticker Symbol	CUSIP
VelocityShares™ Daily 2x VIX Short Term ETNs due December 4, 2030	TVIX	22542D761

Media Release December 14, 2012 Page 2 / 2

Acceleration for Early Redemption	Ticker Symbol	CUSIP
VelocitySharesTM 2x Long Palladium ETN due October 14, 2031	LPAL	22542D621
VelocitySharesTM 2x Inverse Palladium ETN due October 14, 2031	IPAL	22542D613
VelocitySharesTM 2x Long Copper ETN due February 9, 2032	LCPR	22542D563
VelocitySharesTM 2x Inverse Copper ETN due February 9, 2032	SCPR	22542D522

Press Contacts
Katherine Herring, Credit Suisse, telephone +212-325-7545, katherine.herring@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.